Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Endeavour Silver Corp. - Exploration Review Of 2007 And Exploration
            Outlook For 2008

            VANCOUVER, Feb. 12 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX,
and EJD: Frankfurt) delivered additional exploration success in 2007, highlighted by the discovery of new polymetallic mineralization on the El
Cometa mine property, part of Endeavour's Parral Project located in the historic mining district of Hidalgo de Parral, Chihuahua State, Mexico.
            Last year, the Company drilled a total of 24,000 m of core in 76 drill holes, testing prospective silver targets in 4 separate project areas,
Guanacevi in Durango, Guanajuato in Guanajuato, Parral in Chihuahua and Arroyo
Seco in Michoacan. All four areas returned positive drill results although many of the sample assays for the projects were still in progress at year-end.
            For 2008, Endeavour is budgeting 38,000 of drilling in approximately 150 drill holes using 4 drill rigs at the four project areas, with a renewed focus on expanding the silver resources near Endeavour's two operating mines at
Guanacevi and Guanajuato (previously called the Bolanitos Project but renamed to reflect the district-scale opportunity of the Bolanitos-Cebada-Golondrinas properties at Guanajuato).
            Bradford Cooke, Chairman and CEO, Commented "We are gratified to see our acquisition and exploration strategy at the Parral Project already paying off with the new discovery at El Cometa. Even though the new mineralized zone is not silver-rich, it has substantial zinc, lead and gold values. El Cometa is attractively located adjacent to existing infrastructure for rapid development and represents the first of what management hopes will be several new discoveries in this historic mining district."
            The following is an overview of the Company's four principal exploration projects in Mexico, including a review of exploration results in 2007 and the outlook for exploration programs in 2008:

            Parral Project
            --------------
            Endeavour currently holds an option to acquire a 100% interest in the 20 hectare (49 acres) El Cometa mine property located on the outskirts of the city of Parral in Chihuahua State, Mexico. According to the Mexican Geological
Survey (SGM, previously CRM), the district of Parral produced over
250 million oz silver historically, as a by-product of several large lead-zinc-silver vein mines. Two large polymetallic mines continue to operate at the south end of the district, the Santa Barbara mine (6000 tpd) of Grupo
Mexico and the San Francisco mine (3000 tpd) of Grupo Frisco.
            In 2006, Endeavour acquired options to purchase several properties along the Colorada vein system in the Parral district. In 2007, a total of 15,800 m were drilled in 47 holes to test 7 separate prospective silver veins target.
Once it became clear that the Company had an emerging discovery on the El
Cometa Property, the other properties were dropped because the drill results were less encouraging.
            The El Cometa property is well located for mining, accessible by paved road only 1 km from a 500 tpd government-owned plant. The old El Cometa mine was developed on 3 mine levels to 75 m in depth on the same vein as the
Esmeralda mine, located only 2 km to the south.
            Esmeralda is estimated to have produced 4 million tonnes of ore grading
6% combined Pb-Zn, 100 gpt Ag and 0.5 gpt Au on 10 levels to 600 m in depth.
The deepest drill hole by Endeavour at El Cometa is only 400 m below surface and the newly discovered mineralized zone is still open at depth and to a certain extent along strike. Drill results to year-end are shown in the following table:

            <<
            El Cometa Vein Drill Results
                                                                             Released
                                                                               Previ-
            HOLE      VEIN      FROM  WIDTH   Au       Ag   Cu(%)  Pb(%) Zn(%) ously
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       178.30  2.50   0.2      77  0.005  0.077  0.300
            CM11-1 ------------------------------------------------------------------
                   El Cometa
                    Vein       265.75  2.50   0.1       6  0.016  0.808  1.486  (x)
            -------------------------------------------------------------------------
            CM12-1 El Cometa
                    Vein       129.46  2.38   0.4      28  0.035  1.063  1.344  (x)
            -------------------------------------------------------------------------
            CM13-1 El Cometa
                    Vein       187.37  2.30   0.5      14  0.031  1.729  3.396  (x)
            -------------------------------------------------------------------------
            CM13-2 El Cometa
                    Vein       199.62  2.66   0.9      15  0.050  2.527  4.952  (x)
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       111.91  3.34   0.9      24  0.063  1.425  1.859  (x)
                   ------------------------------------------------------------------
            CM13-3 El Cometa
                    Vein       292.25  3.95   0.2       9  0.070  1.168  2.917  (x)
                   ------------------------------------------------------------------
                   Consuelo
                    Breccia    342.30  3.86   0.2      30  0.134  0.349  0.111
            -------------------------------------------------------------------------
            CM13-4 El Cometa
                    Vein       225.75  4.15   0.2      10  0.049  1.856  4.452
            -------------------------------------------------------------------------
            CM14-1 El Cometa
                    Vein       166.57  4.26   0.3      41  0.038  1.351  2.614
            -------------------------------------------------------------------------
            CM14-2 El Cometa
                    Vein       263.06  3.68   3.1      51  0.169  3.533  1.048
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       236.20  3.70   0.4      18  0.045  2.929  7.281
                   ------------------------------------------------------------------
                   Inc.        236.55  0.35  0.51   38.00  0.071  6.080 17.850
                   ------------------------------------------------------------------
            CM14-3 Inc.        239.10  0.45  0.78   60.00  0.179  9.710 16.600
                   ------------------------------------------------------------------
                   El Cometa
                    Vein       416.65  2.97   1.8      22  0.121  0.293  0.261
                   ------------------------------------------------------------------
                   Consuelo
                    Breccia    477.05  2.97   0.1      18  0.119  0.488  0.505
            -------------------------------------------------------------------------
            CM15-1 El Cometa
                    Vein       212.06  2.94   1.4      22  0.052  1.826  1.662  (x)
            -------------------------------------------------------------------------
            CM15-2 El Cometa
                    Vein       300.57  8.86   1.0      50  0.212  5.431  3.043  (x)
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       238.93  2.92   0.9      20  0.012  4.245  4.459
                   ------------------------------------------------------------------
            CM15-3 El Cometa
                    Vein       447.23  4.34   0.2      81  0.382  2.631  2.442
                   ------------------------------------------------------------------
                   Consuelo
                    Breccia    473.50  3.20   0.1      15  0.459  0.084  0.408
            -------------------------------------------------------------------------

                   La Estrella
                    Vein       156.55  2.51   0.3      40  0.022  3.067  1.181  (x)
                   ------------------------------------------------------------------
            CM16-1 El Cometa
                    Vein       319.70  2.47   0.2      15  0.112  1.847  3.537  (x)
                   ------------------------------------------------------------------
                   Consuelo
                    Breccia    340.43  2.53   1.1      21  0.180  2.244  0.497
            -------------------------------------------------------------------------
                   El Cometa
                    Vein       254.47  2.63   0.2       6  0.015  0.475  0.672  (x)
            CM16-2 ------------------------------------------------------------------
                   Consuelo
                    Breccia    273.87  2.66   0.6      16  0.068  2.120  2.697
            -------------------------------------------------------------------------
                   El Cometa
                     Vein      300.90  2.92   1.5      23  0.097  2.799  4.295  (x)
            CM17-1 ------------------------------------------------------------------
                   Consuelo
                    Breccia    324.58 10.55   3.1      28  0.160  2.400  2.930
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       111.50  2.43   0.2      58  0.055  1.494  1.193  (x)
                   ------------------------------------------------------------------
            CM17-2 El Cometa
                    Vein       278.77  2.36   0.3       6  0.060  0.519  0.404
                   ------------------------------------------------------------------
                   Consuelo
                    Breccia    283.83  4.19   0.6      21  0.134  3.472  1.322  (x)
            -------------------------------------------------------------------------
                   El Cometa
                    Vein       210.93  2.24   0.1       8  0.007  1.015  1.239
                   ------------------------------------------------------------------
            CM17-3 Consuelo
                    Breccia    227.39  2.16   4.7     362  0.095  3.110  2.107
                   ------------------------------------------------------------------
                   Inc.        227.70  1.10   8.3     700  0.152  5.330  3.410
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       218.70  2.83   0.4      10  0.021  1.616  3.053
            CM17-4 ------------------------------------------------------------------
                   El Cometa
                    Vein       406.81  5.08   3.5      47  0.014  2.978  0.397
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       138.24  2.51   0.4      19  0.048  1.538  1.985
                   ------------------------------------------------------------------
            CM18-1 El Cometa
                    Vein       328.30  3.50  15.3      36  0.359  4.431  3.452  (x)
                   ------------------------------------------------------------------
                   Consuelo
                    Breccia    341.22  2.66   0.3       8  0.055  0.975  0.989
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       126.65  2.75   0.4      32  0.023  2.047  2.111  (x)
                   ------------------------------------------------------------------
            CM18-2 El Cometa
                    Vein       303.61  4.53   0.8     115  0.254  5.051  6.456  (x)
                   ------------------------------------------------------------------
                   Inc.        305.30  0.90  0.76   58.00  0.074  3.830 15.750
            -------------------------------------------------------------------------
                   La Estrella
                    Vein        89.34  3.47   0.3     157  0.078  1.526  1.441  (x)

            CM18-3 ------------------------------------------------------------------
                   El Cometa
                    Vein       251.67  2.91   1.9      38  0.058  2.363  1.344  (x)
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       154.01  2.74   0.8      11  0.017  0.900  1.610
                   ------------------------------------------------------------------
            CM18-4 El Cometa
                    Vein       364.31  2.74   0.2       5  0.067  0.844  1.573
                   ------------------------------------------------------------------
                   Consuelo
                    Breccia    386.63  4.84   0.2      87  0.758  1.853  1.533
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       129.35  2.56   0.2      58  0.027  2.235  3.552
                   ------------------------------------------------------------------
            CM19-1 El Cometa
                    Vein       327.93  6.59   0.7      63  0.304  3.023  4.646
                   ------------------------------------------------------------------
                   Inc.        329.70  0.60  0.59   72.00  0.299  7.120 11.050
            -------------------------------------------------------------------------
                   La Estrella
                    Vein       145.20  4.00   0.3      11  0.010  1.022  1.582
                   ------------------------------------------------------------------
                   El Cometa
            CM19-2  Vein       356.22  6.51   1.6      62  0.302  2.907  1.933
                   ------------------------------------------------------------------
                   El Cometa
                    Vein       264.16  8.87   0.4      40  0.346  3.721  4.470
                   ------------------------------------------------------------------
                   Inc.        265.10  0.50  0.86  178.00  0.301 10.500 10.650
            -------------------------------------------------------------------------
            MX-1   La Mexicana
                    Vein       121.00  3.66   0.2      47  0.054  2.852  6.343  (x)
            -------------------------------------------------------------------------
            >>

            Note - The width referred to above is the core width and not the true width which is in process of being finalized.
            It is clear that the zinc, lead and gold contents of the vein appear to be more valuable than the silver component. On average, the mineralized zones grade approximately 1.7 % Zn, 2.6% Pb, 1.8 gpt Au and 50 gpt Ag, assuming no mine dilution.
            Metallurgical test-work and a preliminary economic assessment are currently underway so that an initial resource estimate can be completed in
Q1, 2008. Endeavour has also commenced infill drilling of 7 holes totaling
2,000 m to tighten up the drill spacing to approximately 40 m centers.
            Negotiations are now underway to significantly expand Endeavour's land-holdings at Parral, both near El Cometa as well as in other prospective areas. For the Parral Project as a whole, a total of 4300 m of drilling is budgeted in 2008, including El Cometa and new property acquisitions.

            Guanajuato Project
            ------------------
            In 2007, Endeavour acquired a 100% interest in the Bolanitos Mines
Project (now renamed the Guanajuato Project), including the Cebada mine properties along the Veta Madre and the Bolanitos mine properties along the
Veta La Luz as well as the 500 tpd Bolanitos process plant, located only a few km north and west of the city Guanajuato in the famous silver-gold mining district of Guanajuato, Guanajuato State, Mexico.
            Unidad Bolanitos consists of 13 properties totaling 2071 hectares (5,117 acres) in two property groups (Bolanitos and Cebada), three operating silver(gold) mines (Bolanitos, Golondrinas and Cebada), several past-producing silver(gold) mines, and the 500 tonne per day Bolanitos process plant. Cebada is located just 3 km north of the city of Guanajuato. Bolanitos and the plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and well maintained gravel roads.

            According to the SGM, the district of Guanajuato was the second largest historic silver mining district in Mexico, having produced over 1 billion oz of silver and 5 million oz of gold since the late 1500's. In the last three years, three historic mines have been re-activated in the Guanajuato district by Canadian companies, the El Cubo mine of Gammon Gold, the Cata-Las
Rayas-Valenciana mines of Great Panther and Cebada-Bolanitos-Golondrinas mines of Endeavour.
            In 2007, Endeavour compiled the historic surface and underground sample and drill data of Industrias Penoles for the Cebada and Bolanitos mine properties, commenced underground re-sampling of certain historic reserve blocks, identified multiple prospective silver vein targets, and initiated the first drilling program in this part of the district in almost 2 decades.
            A total of 3,600 m were drilled in 15 holes to test three target areas.
As of year-end, the company was still awaiting the assays from all 15 holes.
            The Cebada and Bolanitos mine properties are well located for mining, accessible by gravel road only a few km north and west of the city of
Guanajuato. The Cebada mine lies along the famous Veta Madre and were originally developed by the Spaniards in the 1600's. The Bolanitos mines cover most of the Veta La Luz sub-district, which was found in the early 1500's, prior to the discovery of the Veta Madre.
            The Company has launched an aggressive drilling program at the Guanajuato
Project in 2008, totaling 17,500 m in approximately 75 holes. The focus will be on delineating new resources within or adjacent to the numerous existing mine workings at Cebada and Bolanitos, as well as exploring new property acquisitions within the district.

            Guanacevi District
            ------------------
            Endeavour currently owns or has options to acquire 100% interests in approximately 957 hectares (2,365 acres) within the historic silver mining district of Guanacevi, Durango State, Mexico. The Company first acquired the producing Santa Cruz mine properties and the Guanacevi process plant in 2004 when they were preparing to close.
            Since that time, Endeavour has discovered four new high-grade silver orebodies along an initial 4 km length of the Santa Cruz vein, culminating in a reserve and resource estimate in March 2007 (see NR dated March 8, 2007)
totaling approximately 10 million oz silver in proven and probable reserves,
21 million oz silver in measured and indicated resources and 10 million oz silver in inferred resources, as follows:

            <<
            Proven and Probable Reserves

            ----------------------------------------------------------------
                                         In-situ Tonnes & Grade
                            ------------------------------------------------
                                        Silver                Gold
            Category   Zone   Tonnes     (g/t)      Ounces    (g/t)  Ounces
            ----------------------------------------------------------------
            Proven     Zone
                         1         0         0           0       0        0
            ----------------------------------------------------------------
                       Zone
                        1-2   91,436       513   1,508,049    0.92    2,718
            ----------------------------------------------------------------
                       Zone
                         2    82,063       671   1,770,316    0.97    2,558
            ----------------------------------------------------------------
                       Zone
                         3   182,498       483   2,833,911    0.91    5,314
            ----------------------------------------------------------------
                       Zone
                         4    10,072       658     213,070    0.95      309
            ----------------------------------------------------------------
            Total Proven     366,069       537   6,325,346    0.93   10,898
            ----------------------------------------------------------------

            Probable   Zone
                         1   218,818       476   3,348,659    0.98    6,892
            ----------------------------------------------------------------
                       Zone
                        1-2        0         0           0       0        0
            ----------------------------------------------------------------
                       Zone
                         2         0         0           0       0        0
            ----------------------------------------------------------------
                       Zone
                         3    23,421       341     256,799    0.73      550
            ----------------------------------------------------------------
                       Zone
                         4         0         0           0    0.00        0
            ----------------------------------------------------------------
            Total Probable   242,239       463   3,605,458   0.096    7,442
            ----------------------------------------------------------------
            Total Proven +
             Probable        608,308       508   9,930,804    0.94   18,339
            ----------------------------------------------------------------

            Indicated Resources (Cut-off Grade 200 g/t Silver)

            ------------------------------------------------------------
                        Million  Silver  Gold     Silver        Gold
            AREA         Tonnes   (g/t)  (g/t)  Million oz  Thousand oz
            ------------------------------------------------------------
            PORVENIR       1.38    300   0.46      13.33          20
            ------------------------------------------------------------
            PORVENIR DOS   0.22    349   0.66       2.47           5
            ------------------------------------------------------------
            SANTA CRUZ     0.33    391   0.69       4.21           7
            ------------------------------------------------------------
            ALEX BRECCIA   0.10    314   0.62       1.05           2
            ------------------------------------------------------------
            TOTAL          2.03    327   0.54      21.06          34
            ------------------------------------------------------------

            Inferred Resources (Cut-off 200 g/t Silver and within 75 m of the
            Indicated Boundary)

            ------------------------------------------------------------
                        Million  Silver  Gold     Silver        Gold
            AREA         Tonnes   (g/t)  (g/t)  Million oz  Thousand oz
            ------------------------------------------------------------
            PORVENIR       0.68    284   0.58       6.19          13
            ------------------------------------------------------------
            PORVENIR DOS      -      -      -          -           -
            ------------------------------------------------------------
            SANTA CRUZ     0.22    379   0.62       2.67           4
            ------------------------------------------------------------
            ALEX BRECCIA   0.13    277   0.50       1.13           2
            ------------------------------------------------------------
            TOTAL          1.03    323   0.60       9.99          19
            ------------------------------------------------------------
            >>

            According to the SGM, the district of Guanacevi was a top five historic silver mining district in Mexico with past production estimated at more than
450 million oz silver. Endeavour brought its first new discovery, the new
North Porvenir ore-body into production in late 2004 and has significantly expanded the operations each year since.

            Exploration drilling was halted in Q1, 2007 to allow mine development to proceed and underground drill stations to be cut. Drilling resumed in
September, 2007 and by year-end, 3,900 m had been completed in 7 drill holes to extend known mineralization at the North Porvenir and Santa Cruz mines to the northwest. Only half of the assays for these drill holes were received by year-end.
            An aggressive drilling program is now underway in 2008 to complete
12,700 m in approximately 50 drill holes testing 6 target areas, including the newly acquired Milache and San Pedro properties. Like Guanajuato, the focus will be on delineating new silver resources proximal to both current and historic mine workings.

            Arroyo Seco
            -----------
            Endeavour owns 1,215 hectares (3,002 acres) at the Arroyo Seco property in Michoacan that it acquired at auction from the SGM in late 2006. Arroyo
Seco was acquired because the SGM reported a stratabound silver historic resource within a favorable sedimentary layer.
            Arroyo Seco is somewhat unique to Mexico in that the silver mineralization appears to be syn-sedimentary in nature, forming stratiform tabular lenses within three stacked sedimentary layers. Mineralization consists of tetrahedrite, tennantite, argentite, and minor galena, sphalerite, chalcopyrite and pyrite associated with barite, calcite, and quartz in disseminated sulfide zones.
            The Company drilled 750 m in 7 holes last year to confirm the syn-sedimentary nature of the silver-barite mineralization. The holes returned economically interesting mineralization, including 823 gpt Ag over 1.10 m.
            Geological mapping and IP-Resistivity surveying both indicate that the favorable mineralized sedimentary bed thickens towards the southeast part of the property. Therefore, a small drilling program of 1,500 m in approximately
10 holes is planned for this area in 2008.
            Barry Devlin, M.Sc., P.Geo. Vice President Exploration is the Qualified
Persons who reviewed this news release and supervised the surface drilling and sampling programs in Parral, Guanacevi and Guanajuato Projects. A Quality
Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the
Parral, Guanajuato, or Guanacevi field offices and shipped to SGS assay lab in
Durango and or Chemex Labs, where they are dried, crushed, split and 30 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

            Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

            ENDEAVOUR SILVER CORP.
            Per:

            /s/ "Bradford J. Cooke"
            Bradford J. Cooke Chairman and CEO

            CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
            --------------------------------------------------
            Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the
Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

            %SEDAR: 00018368E          %CIK: 0001277866

            /For further information: Hugh Clarke, Toll free: 877-685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com or visit our website, www.edrsilver.com/
            (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 12:29e 12-FEB-08